

Mail Stop 3030

July 13, 2017

<u>Via E-mail</u>
Jeffrey S. Bornstein
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

> **Re: General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K filed March 22, 2017**
> **File No. 001-00035**

Dear Mr. Bornstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Our 2016 & 2017 Investor Framework, page 6</u>

1. Revise future filings to consistently use the same titles for the non-GAAP measures presented. We note, for example, that you present the same non-GAAP measures on pages 6 and 109 but use the title "industrial revenues" on page 6 and the title "adjusted industrial revenues" on page 109. In addition, please revise your presentation of non-GAAP measures to comply with Item 10(e)(1)(ii)(E) of Regulation S-K which requires you to use titles that are not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

How We Are Strengthening & Simplifying the Portfolio, page 10

2.   Revise future filings to disclose how you determine the amount of synergy progress for
        Alstom.

How Our Segments Performed, page 11

3.   We note that on pages 11 and 13 you provide segment non-GAAP measures that exclude
        Alstom and appliances. Revise future filings to provide the reconciliations to the most
        directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-
        K.

How Our Segments Performed, page 13

4.   We note that on this page you define ENI as "exit plan sales closed", which appears to be
        different from the definition provided for ENI on page 115. Revise future filings to
        resolve this inconsistency. In addition, tell us the difference between the $190 billion of
        exit plan sales closed presented on page 13 and the $86 billion in sales of ENI disclosed
        in the last paragraph on page 31.

Our Capital Allocation Framework, page 14

5.   In future filings disclose how you determined the $115 billion capital to allocate from
        2016 to 2018, and provide a discussion of your estimate of the components of this
        amount including any significant assumptions used.

6.   Explain to us how the amount of organic investments included on page 14 is determined
        and how these amounts relate to the percentages in the table to the right of the chart.

How We Drive Industrial Margin Expansion, page 15

7.   In the Recent Focus section of the chart you include a measure of capturing supply chain
        value through deflation of $2 billion over the last three years. In future filings disclose
        what this amount represents and how it was determined.

Management's Discussion and Analysis and Results of Operations

Consolidated Results, page 29

8.   We note your discussion regarding the $0.5 billion increase in industrial earnings.
        Explain to us how you determined industrial earnings and whether it is a non-GAAP
        measure. Tell us how the measure differs from industrial profit, the GAAP measure
        presented on page 109.

Income Taxes, pages 71 to 74

9.   We note the significant impact of tax on global activities on your effective tax rate disclosed in Note 14 on page 173 and your discussion of Benefits from Global Operations in this section. Please address the following:

- Discuss and quantify for us each significant factor that impacted the effective tax rates in 2016, separately addressing the consolidated entity, GE and GE Capital.

- Tell us how the repatriation of GE non-U.S. earnings discussed on page 72 resulted in a tax benefit.

- Explain to us how, given the effective tax rates of 9.9% and 70.3% for GE and GE Capital, respectively, you recorded a negative effective tax rate of (5.1)% at the consolidated entity.

10.   In future filings, please revise your Benefits from Global Operations disclosure to provide a clearer discussion of the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the relevant statutory rates in those jurisdictions as well as the location and duration of any tax holidays from which you currently benefit. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

Supplemental Information, page 101

Industrial Segment Organic Revenues and Industrial Segment Organic Revenues Excluding Oil and Gas, page 102

11.   Explain to us why the Industrial segment organic revenues (non-GAAP) and the Oil and gas revenues (non-GAAP) amounts presented for 2015 and 2014 are different in each of the three tables shown on this page.

Industrial Segment Organic Operating Profit, page 103

12.   Explain to us why the non-GAAP industrial segment organic operating profit measure for 2015 in the first table presented is different from the same 2015 measure shown in the second table.

Adjusted Corporate Costs (Operating), page 105

13.   We note that some of your non-GAAP reconciliations, including your reconciliation of Adjusted Corporate Costs (operating) to Total Corporate Items and Eliminations (GAAP), present several non-GAAP adjustments in one line item making it difficult to

fully understand the nature and amounts of each of the adjustments. Please revise your reconciliations in future filings to separately present each non-GAAP adjustment.

Industrial Operating + Verticals Earnings & EPS, page 107

14.   Tell us what the adjustment for GE Capital other continuing earnings (loss) (other capital) in the table represents and show us how you determined the amount.

Financial Statements

Note 14. Income Taxes, page 172

15.   We note from your discussion of the ERC case on page 173 that in August 2016 the government approved a final settlement of the case and the balance of unrecognized tax benefits and associated interest was adjusted to reflect the agreed upon settlement. Tell us the caption in which this development is reflected in the reconciliation of unrecognized tax benefits on page 174. In addition, tell us the primary reasons for the $2 billion reduction for tax positions of prior years' shown in that same reconciliation.

Form 8-K filed March 22, 2017

Exhibit 99.1

16.   We note the significant adjustment for segment variable costs to determine your non-GAAP measure of Industrial structural costs. Please explain to us what this amount represents and how it was determined. Also, explain to us the purpose of the non-GAAP measure industrial structural costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640, or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery